Exhibit (a)(5)(C)

February 15, 2019	Eli Lilly and Company
Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A. +1.317.276.2000 www.lilly.com

For Release:	Immediately
Refer to:	Mark Taylor; mark.taylor@lilly.com; (317) 276-5795 (Media)
Kevin Hern; hern_kevin_r@lilly.com; (317) 277-1838 (Investors)

Lilly Completes Acquisition of Loxo Oncology

INDIANAPOLIS, IN – Eli Lilly and Company (NYSE:LLY) today announced the successful completion of its acquisition of Loxo Oncology, Inc. (NASDAQ:LOXO). The acquisition broadens the scope of Lilly’s oncology portfolio into precision medicines through the addition of a pipeline of highly selective potential medicines for patients with genomically defined cancers.

Lilly’s tender offer for all outstanding shares of common stock of Loxo Oncology, at a price of $235.00 per share in cash, expired as scheduled at one minute past 11:59 p.m., Eastern time, on Thursday, February 14, 2019. As of the expiration of the tender offer, 26,043,820 shares of Loxo Oncology common stock were validly tendered and not properly withdrawn, representing approximately 84.6 percent of the shares of Loxo Oncology common stock outstanding, and have been accepted for payment under the terms of the tender offer. Following completion of the tender offer, Lilly completed the acquisition of Loxo Oncology through the previously-planned second-step merger.

“We are pleased to announce the completion of our acquisition of Loxo Oncology, which will expand the breadth of our portfolio into precision medicines and target cancers that are caused by specific gene abnormalities,” said Anne White, president of Lilly Oncology. “We look forward to working with the Loxo Oncology team and continuing to rapidly advance this pioneering scientific innovation and improve the lives of people with cancer.”

“The Loxo Oncology team has always been relentless and unified around the common goal of bringing highly selective medicines to patients with genomically defined cancers,” said Josh Bilenker, M.D., chief executive officer of Loxo Oncology. “With the acquisition now complete, we look forward to realizing the full value of our pipeline with the ongoing support of our teams in Connecticut, Colorado and California.”

The acquisition of Loxo Oncology provides Lilly with a promising pipeline of investigational medicines, including:

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LOXO-292, a first-in-class oral RET inhibitor that has been granted Breakthrough Therapy designation by the FDA for three indications, with an initial potential launch in 2020. LOXO-292 targets cancers with alterations to the rearranged during transfection (RET) kinase. RET fusions and mutations occur across multiple tumor types, including certain lung and thyroid cancers as well as a subset of other cancers.

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LOXO-305, an oral BTK inhibitor currently in Phase 1/2. LOXO-305 targets cancers with alterations to the Bruton’s tyrosine kinase (BTK), and is designed to address acquired resistance to currently available BTK inhibitors. BTK is a validated molecular target found across numerous B-cell leukemias and lymphomas.

In November 2017, Loxo Oncology and Bayer Consumer Care AG entered into a global collaboration for the development and commercialization of the TRK inhibitors Vitrakvi® (larotrectinib) and LOXO-195. The Bayer/Loxo agreement provides that Bayer may elect to convert the co-exclusive license to an exclusive license in the U.S. and Puerto Rico in the event of a change of control of Loxo Oncology. Bayer exercised its election under the Bayer/Loxo agreement to convert its co-exclusive license to an exclusive license in the U.S. and Puerto Rico, pending clearance under the Hart-Scott-Rodino Antitrust Improvements Act. When the new exclusive licensing arrangement takes effect, Lilly will receive royalties from Bayer on future sales of Vitrakvi and LOXO-195 both in the U.S. and in international markets.

Lilly has reaffirmed its current 2019 financial guidance. The expected financial impact of Lilly’s acquisition of Loxo Oncology has been previously communicated and is reflected in Lilly’s current 2019 financial guidance, as announced on February 6, 2019.

The Offer and the Merger

The tender offer for all of the outstanding shares of common stock of Loxo Oncology at a price of $235.00 per share, net to the seller in cash, without interest and less any required tax withholding (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on Thursday, February 14, 2019. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that 26,043,820 shares of Loxo Oncology common stock were validly tendered and not properly withdrawn in the Offer, representing approximately 84.6 percent of the shares of Loxo Oncology common stock outstanding. All of the conditions to the Offer have been satisfied and on February 15, 2019, Lilly and its wholly-owned subsidiary, Bowfin Acquisition Corporation, accepted for payment, and will promptly pay for, all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, Lilly completed the acquisition of Loxo Oncology through the merger of Bowfin Acquisition Corporation with and into Loxo Oncology, without a vote of Loxo Oncology’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Loxo Oncology surviving the merger as a wholly-owned subsidiary of Lilly. In connection with the merger, each share of common stock of Loxo Oncology not validly tendered into the Offer (other than (1) shares owned by Loxo Oncology immediately prior to the effective time of the merger, (2) shares owned by Lilly or Bowfin Acquisition Corporation at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the effective time of the merger or (3) shares held by any stockholder that was entitled to and has properly demanded statutory appraisal of its shares) has been converted into the right to receive the same $235.00 per share in cash, without interest and less applicable tax withholding, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. Loxo Oncology’s common stock will be delisted from the NASDAQ Stock Market.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com and www.lilly.com/newsroom/social-channels. C-LLY

This press release contains forward-looking statements about the benefits of Lilly’s acquisition of Loxo Oncology. It reflects Lilly’s current beliefs; however, as with any such undertaking, there are substantial risks and uncertainties in implementing the transaction and in drug development. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the transaction, that products will be approved on the anticipated timeline or at all, or that any products be commercially successful. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Lilly undertakes no duty to update forward-looking statements to reflect events after the date of this release.

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